January 30, 2018
VIA EDGAR

U.S. Securities and Exchange Commission
Office of Financial Services
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attn: Erin Martin

Re:	Tiberius Acquisition Corporation
Amendment to
Draft Registration Statement on Form S-1
Submitted December 13, 2017
CIK No. 0001662253

Dear Ms. Martin:

Tiberius Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 9, 2018 regarding Amendment No.2 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on December 13, 2017.

Summary
The Offering
Private Placement at Initial Business Combination, page 10

1.
We note your inclusion of a private placement component at the time of your initial business combination. Please revise your disclosure in your prospectus to identify the anchor investors and provide the following information, as applicable:

•
The implications of any reduction of the forward purchase contract, including but not limited to having less money available for funding the initial business combination or future working capital needs;

•	Your anticipated net proceeds from these private placements; and

•	That the forward purchase contracts will be dilutive to investors in this offering and include a price per share for the common stock component.

In response to the Staff’s comment, we have revised the disclosure as requested.

Acquisition Criteria, page 69

2.
We note your disclosure that the consummation of the anchor investor’s private placement is subject to certain closing conditions, including the anchor investor’s ability to invest in the industry in which the proposed target business operates. Please disclose whether management will take this factor into account when evaluating prospective target businesses.

In response to the Staff’s comment, we have revised the disclosure as requested.

Underwriting
Expressions of Interest, page 129

3.	Please disclose whether the 6% underwriting fee would apply to any purchases by your anchor investor in this offering.

In response to the Staff’s comment, we have revised the disclosure as requested.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Michael Gray
Michael Gray

Cc: Stuart Neuhauser, Esq.